                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*



--------------------------------------------------------------------------------

                      INTERNATIONAL REMOTE IMAGING SYSTEMS, INC.
                      ------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                      460259104
                                      ---------
                                    (CUSIP Number)

                                  FRED H. DEINDORFER
                                  ------------------
                                   9162 ETON AVENUE
                                   ----------------
                                 CHATSWORTH, CA 91311
                                 --------------------
                                    (818) 709-1244
                                    --------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  DECEMBER 26, 1996
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number  460259104
              ---------

1)  Names of Reporting Persons

    S.S. or I.R.S. Identification Nos. of above persons

    Sysmex Corporation of America (formerly known as TOA Medical Electronics (U.S.A.), Inc. and as Sysmex Corporation), I.R.S. I.D. No. 95-3432251

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
         -----------------------------

    (b)
          -----------------------------

3)  SEC Use Only

    -----------------------------------------------------------------

4)  Source of Funds  (See Instructions)               00
                                            -------------------------

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)     NOT APPLICABLE
              ------------------------------

6)  Citizenship or Place of Organization    CALIFORNIA
                                          ----------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

7)  Sole Voting Power                       0
                             ----------------------------------------

8)  Shared Voting Power                     0
                             ----------------------------------------

9)  Sole Dispositive Power                  0
                             ----------------------------------------

10) Shared Dispositive Power                0
                              ------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                            0
    ---------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    ---------------------------------------------------------------------------

    ---------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)

                                  0%
    -----------------------------------------------------------------

14) Type of Reporting Person (see Instructions)            CO
                                                --------------------------------

Item 1.  SECURITY AND ISSUER.

         This Amendment No. 1 amends the Schedule 13D relating to shares of Common Stock (the "Stock") of International Remote Imaging Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9162 Eton Avenue, Chatsworth, California 91311.

Item 2.  IDENTITY AND BACKGROUND.

         No change except TOA Medical Electronics (U.S.A.), Inc. is now known as Sysmex Corporation of America ("Sysmex") with its principal executive office and mailing address at Gilmer Road 6699 RFD, Long Grove, IL 60047-9596.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         331,851 shares of Stock of the Issuer was transferred from Sysmex to its parent, TOA Medical Electronics Co., Ltd., a corporation organized under the laws of Japan ("TOA") on December 26, 1996 for a cash aggregate consideration of One Million Four Hundred Fourteen Thousand Three Hundred and Fifteen Dollars ($1,414,315.00). The source of such funds was TOA's working capital. As a result of the transfer Sysmex no longer beneficially owns any shares of the Stock of the Issuer.

Item 4.  PURPOSE OF TRANSACTION.

         Not Applicable.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate number of shares of the Stock of the Issuer beneficially owned by Sysmex is 0 representing 0% of the Stock of the Issuer.

    (b) Sysmex no longer holds any voting or disposition power in any of the Stock of the Issuer.

    (c)  Transactions by Sysmex in the Stock during the past sixty days: None

    (d) Sysmex no longer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Stock.

    (e) Date Sysmex ceased to be beneficial owner of more than five percent of the Stock outstanding: December 26, 1996.

Item 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         331,851 shares of Stock of the Issuer was transferred from Sysmex to TOA pursuant to a Stock Purchase Agreement dated as of December 26, 1996 between TOA and Sysmex, a copy of which is attached hereto as
         EXHIBIT 2.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    1. Stock Purchase Agreement dated as of December 26, 1996 between TOA and Sysmex.

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 1997


                                       /s/ Eiichi Heki
                                       Eiichi Heki
                                       Chairman, Sysmex Corporation of America.

                                    EXHIBIT INDEX

                                                               Sequentially
                                                                Numbered Page

1.          Stock Purchase Agreement dated as of
            December 26, 1996 between TOA and                  -------------
            Sysmex.